For Immediate Release

Ameritrans Capital Corporation
For more information Contact:
Michael Feinsod
(212) 355-2449

Ameritrans Capital Corporation Reports First Quarter Fiscal 2009 Results
New York, NY, November 19, 2008 – Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP) today reported financial results for the quarter ended September 30, 2008.

Highlights for First Quarter Fiscal 2009:

 * Total investment income for the three months ended September 30, 2008 of $1.46 million.

 * Net unrealized depreciation on investments of $0.2 million, or $0.06 per share, for the third quarter of 2008.

 * Net asset value per share of $4.90 as of September 30, 2008 compared to $5.06 as of June 30, 2008

 * At September 30, 2008, investment assets totaled $58.2 million as compared to $59.6 million at June 30, 2008.

Portfolio Activity
"Despite a challenging credit environment, our investment portfolio continued to produce steady cash flows and credit quality continued to be stable," said Michael Feinsod, President and Chief Executive Officer. "During the quarter we spent a significant amount of time preparing for the closing of our taxicab medallion portfolio sale. Due to the pending sale, there was a net decrease in medallion loans outstanding over the quarter and almost no new medallion loans underwritten. While this had a negative impact on our operating results, due to the lack of interest income and origination fees, it was consistent with our business plan. During the quarter we continued to expand our corporate loan portfolio, adding two new investments."

Operating Results
The Company's investment income for the three months ended September 30, 2008 decreased $181,957 or 11% to $1,459,461 as compared to the three months ended September 30, 2007. The decrease in investment income between the periods can be attributed to lower interest rates charged on the total loan portfolio for the quarter. Fees and other income decreased by $16,294 for the three months ended September 30, 2008, or 16% to $80,549 as compared to the three months ended September 30, 2007.

Medallion loans outstanding decreased by $3,607,544 or approximately 11.6%, to $27,423,546 as compared with the three months ended September 30, 2007. The interest rate earned on medallion loans decreased in 2008 as compared with the prior year, which coupled with the decline in portfolio size, lead to a decrease in medallion income of $486,509.

Commercial Loans decreased by $5,365,039, or 29%, to $13,085,335, as compared with the three months ended September 30, 2007. This decrease in Commercial Loans outstanding was partially offset by stronger performance in the remaining portfolio, interest rate floors and collection of past due interest.

Corporate Loans outstanding increased by $7,557,004, or 126%, to $13,532,004, as compared with the three months ended September 30, 2007. The interest rate earned on Corporate Loans decreased in 2008, as compared with the prior year, primarily due to decreases in LIBOR. This LIBOR decrease was partially offset by higher rates earned on loans originated in this fiscal year, the use of LIBOR "floors" in loan agreements, and further offset by increases in rates on existing loans due to covenant resets.

Life settlement contracts outstanding increased by $781,180, or 36%, as compared with the three months ended September 30, 2007. The interest rate on these contracts was constant over the two periods, resulting in an increase in interest income as compared with the three months ended September 30, 2007.

Michael Feinsod, further commented, "During the quarter, we continued to expand our corporate loan program and work on the completion of the sale of the taxicab medallion portfolio. We successfully closed the sale of the medallion portfolio on October 29, 2008, at par. We continued to expand our corporate loan portfolio which has benefited from the tightening in the credit markets over the recent months. Our existing portfolio continues to perform well and new loans in which we have participated have better pricing and significantly tighter terms. We anticipate that terms, structure, and pricing will continue to remain in our favor. We plan to continue the prudent and selective growth of this portfolio. As we have recently begun this line of business, Ameritrans owns no middle market loans originated prior to June 2007."

Mr. Feinsod continued "We continue to actively pursue methods to expand our corporate loan portfolio. We also are actively investigating methods to finance this line of business. Following the medallion transaction all of the Company's outstanding bank debt was paid off. Due to their leveraged capital structures, we have found that many middle-market companies meet the requirements for SBIC investment. We believe that we can continue to build a portfolio of primarily senior corporate loans that will allow us to capitalize on Ameritrans' unique corporate structure. We will continue to focus on less volatile lower risk senior loans as opposed to second-lien and mezzanine investments which we believe will provide the foundation for steady returns to the Company and its shareholders."

ABOUT AMERITRANS CAPITAL CORPORATION

Ameritrans Capital Corporation is an internally managed, closed-end investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940, as amended. Ameritrans originates, structures and manages a portfolio of secured business loans and selected equity investments. Ameritrans' wholly owned subsidiary Elk Associates Funding Corporation is licensed by the United States Small Business

Administration as a Small Business Investment Company (SBIC). The Company maintains its offices at 747 Third Avenue, 4th Floor, New York, NY 10017.

FORWARD-LOOKING STATEMENTS
Statements included herein may constitute "forward-looking statements," which relate to future events or our future performance or financial condition. These statements are not guarantees of future performance, condition or results and involve a number of risks and uncertainties. Actual results and condition may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in our filings with the Securities and Exchange Commission. Ameritrans Capital undertakes no duty to update any forward-looking statements made herein.

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS

	September 30, 2008 (unaudited)	June 30, 2008
Assets		
Investments at fair value (cost of $59,255,744 and $60,431,182, respectively):		
Non-controlled/non-affiliated investments	$ 56,055,951	$ 56,782,716
Non-controlled affiliated investments	1,468,906	1,424,264
Controlled affiliated investments	696,756	1,391,307
Total investments at fair value	58,221,613	59,598,287
Cash and cash equivalents	1,499,038	665,893
Accrued interest receivable	676,665	602,956
Assets acquired in satisfaction of loans	38,250	38,250
Furniture, equipment and leasehold improvements, net	149,660	156,125
Deferred loan costs, net	176,426	186,760
Prepaid expenses and other assets	722,359	733,197
Total assets	$ 61,484,011	$ 61,981,468

(Continued)

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (continued)

LIABILITIES AND STOCKHOLDERS' EQUITY

	September 30, 2008	June 30, 2008
Liabilities and Stockholders' Equity	(unaudited)	
Liabilities:		
Debentures payable to SBA	$ 12,000,000	$ 12,000,000
Notes payable, banks	28,525,697	28,095,697
Note payable – related party	-	100,000
Accrued expenses and other liabilities	509,184	640,576
Accrued interest payable	121,623	262,528
Dividends payable	84,375	84,375
Total liabilities	41,240,879	41,183,176
Commitments and contingencies (Notes 2, 3, 4 and 7)		
Stockholders' equity:		
Preferred stock 9,500,000 shares authorized, none issued or outstanding	-	-
9-3/8% cumulative participating redeemable preferred stock $.01 par value, $12.00 face value, 500,000 shares authorized; 300,000 shares issued and outstanding	3,600,000	3,600,000
Common stock, $.0001 par value; 45,000,000 shares authorized, 3,405,583 shares issued; 3,395,583 shares outstanding	341	341
Deferred compensation (Note 8)	(33,100)	(40,921)
Stock options outstanding (Note 8)	141,668	141,668
Additional paid-in capital	21,139,504	21,139,504
Losses and distributions in excess of earnings	(3,257,737)	(2,895,992)
Net unrealized depreciation on investments	(1,277,544)	(1,076,308)
Total	20,313,132	20,868,292
Less: Treasury stock, at cost, 10,000 shares of common stock	(70,000)	(70,000)
Total stockholders' equity	20,243,132	20,798,292
Total liabilities and stockholders' equity	$ 61,484,011	$ 61,981,468
Net asset value per common share	$ 4.90	$ 5.06

AMERITRANS CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended	
	September 30, 2008	September 30, 2007
	(unaudited)	(unaudited)
Investment income:		
Interest on loans receivable:		
Non-controlled/non-affiliated investments	$ 1,344,537	$ 1,483,215
Non-controlled affiliated investments	4,280	2,771
Controlled affiliated investments	30,095	58,589
	1,378,912	1,544,575
Fees and other income	80,549	96,843
Total investment income	1,459,461	1,641,418
Expenses:		
Interest	487,279	630,061
Salaries and employee benefits	483,961	425,126
Occupancy costs	74,035	69,018
Professional fees	434,934	202,156
Other administrative expenses	278,085	191,532
Total expenses	1,758,294	1,517,893
Net investment income (loss)	(298,833)	123,525
Net realized gains (losses) on investments:		
Non-controlled/non-affiliated investments	13,148	(41,447)
Non-controlled affiliated investments	-	-
Controlled affiliated investments	8,315	145,191
	21,463	103,744
Net unrealized depreciation on investments	(201,236)	(223,352)
Net realized/unrealized losses on investments	(179,773)	(119,608)
Net increase (decrease) in net assets from operations	(478,606)	3,917
Distributions to preferred shareholders	(84,375)	(84,375)
Net decrease in net assets from operations available to common shareholders	$ (562,981)	$ (80,458)
Weighted Average Number of Common Shares Outstanding:		
Basic and diluted	3,395,583	3,393,348
Net Decrease in Net Assets from Operations Per Common Share:		
Basic and diluted	$ (0.17)	$ (0.02)